


03029978

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

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August 22, 2003 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated August 22, 2003

Enclosed is a copy of our News Release dated August 22, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 9/11



DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

August 21, 2003

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

WO CLAIM BLOCK, LAC DE GRAS, NWT

Dentonia Resources Ltd. ("Dentonia") has been advised by Archon Minerals Limited ("Archon") that equipment and crew have been mobilized to commence the summer/fall core drill program on the WO claim blocks, Lac de Gras, NWT.

Under an agreement with all the interest holders, in the WO claim block, Archon has been appointed the initial operator until December 31, 2003.

This core drill program will consist of delineation drilling of the WO9 kimberlite, discovered last summer, to determine its size and obtain a representative sample for caustic fusion and micro-diamond analysis.

The WO9 is located on the north shore of a small lake, about 2,100 meters west south-west of kimberlites DO27 and DO18 and about 200 meters north of DO27N, all these 3 kimberlites are diamondiferous.

Initially, the assumption was made that the WO9 kimberlite was centered in a bay of this small lake, drilling last summer and this spring, however, suggests that the bay was only a small vent of this pipe, the main part at this kimberlite pipe appears to lie to the north of this lake, as indicated by a substantial Falcon gravity low. The current core drill tests are aimed to substantiate these assumptions.

It is quite common for Lac de Gras magnetic phase kimberlites, in this case the DO29N, to have an association with a nearby, about 200 meters north, non-magnetic volcanoclastic phase kimberlites, in this case, the WO9. The DO29N was discovered as a magnetic high and an E.M. anomaly and core drilled in 1993. (Reference, Kennecott: "Report on the Prospectivity of the Lac de Gras Area Properties" p.p. 19 & 26)

It is suggested that reference be made to Dentonia's website: www.dentonia.net, for detailed locations of the WO9, its gravity low, and other targets.

A 35kg sample, from last summer's drill hole, returned 2 micro diamonds, 1 G10 and 13 G9 garnets, these garnets originated within the diamond stability field; these results were considered to be low.

Additionally and subsequently, Archon will core drill 7 Priority I targets selected on the basis of KIM, EM, magnetic and Falcon data.

A study is in progress, or will shortly be undertaken, to re-evaluate the diamond population from the 1994 DO27 bulk sample.

Currently, BHPB has earned a 38.475%, a new discovery having been made, Archon a 16.475%, Aberex has retained a 9.75%, SouthernEra a 6.5%, and DHK a 28.8% working interest in the WO claim block.

If BHPB conducts a bulk test of 200 tonnes or more, of a kimberlite, at its option and sole costs, it may increase its interest to 54.47%, the remaining working interests will then be held, Archon 13.28%, Aberex 7.35%, SouthernEra 4.90%, and DHK 20%. Dentonia has a 1/3 equity position in DHK and Aberex is a subsidiary of Aber Diamonds Inc.

All interests are subject to a 1% gross overriding royalty in favor of Kennecott and 0.3% gross overriding royalty in favor of Aberex.

PELLATT LAKE CLAIM BLOCK, NWT

Peregrine Diamonds Inc. ("Peregrine") has advised Dentonia that the Falcon Survey over the 13 mineral claims at Pellatt Lake, NWT will be carried out towards the end of September, the Falcon plane is currently in Eastern Canada. See Dentonia's press releases of June 2, and June 9, 2003 for details.

For additional details, reference should be made to Dentonia's website: www.dentonia.net and to its Annual Information Form ("AIF"), dated July 31, 2003 filed with the SEDAR system on August 15, 2003 at website: www.sedar.com.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.